FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant’s name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

"Robert Pirooz"

Dated:

Jan. 12, 2003

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

TSX-V:  LUM

"JANUARY 12-04"	NR:04-04

LUMINA ANNOUNCES INDEPENDENT COPPER RESOURCE STUDY ON RELINCHO

PROPERTY, CHILE AND INITIATES SCOPING STUDY INTO PROJECT ECONOMICS

Lumina Copper Corp. ("Lumina") announces the receipt of a Technical Report from AMEC Peru S.A. on its newest copper property acquisition, the Relincho property in central Chile. The Relincho property contains a large cluster of "porphyry copper" hydrothermal centers. One such centre has seen extensive exploration which allowed AMEC to report an independent mineral resource estimate as follows, using a 0.4% Cu cut-off grade: Measured and Indicated Mineral Resources of 184 million tonnes grading 0.59% Cu and 0.024% Mo.  An additional 101 million tonnes at 0.51% Cu and 0.017% Mo is reported as an Inferred Mineral Resource at the same cut-off grade. Based on the large known copper resource and on historical work by Outokumpu on the property, Lumina has commissioned AMEC to complete a scoping study into the economics of commercial development of the Relincho deposit.

AMEC prepared the Technical Report and mineral resource estimation on the Relincho Porphyry in conformance with the requirements set out in National Instrument 43-101.  The resource estimates were made from 3-dimensional block models utilizing commercial mine planning software (Gemcom(r)).  As part of this work AMEC also undertook a program of data verification by resampling a portion of the existing core, RC rejects, pulps, and lab rejects. AMEC employees Robert Cinits P.Geo., and Denis Boivin P.Geo., served as the Qualified Persons responsible for the preparation of the Technical Report. The Report summarizes oxide plus sulphide copper resources at different cut-off grades as follows:

Relincho Deposit Mineral Resource Estimate - Kriged Block Model: (as of November 27 2003) estimated by Denis Boivin, P.Geo

Measured plus Indicated Mineral Resources

Cut-off (% Cu)	Tonnage Millions	Total Cu (%)	Grade Mo (%)
0.2	317	0.47	0.021
0.4	184	0.59	0.024
0.6	74	0.72	0.027

Inferred Mineral Resources

Cut-off	Tonnage Millions	Total Cu(%)	Mo (%)
0.2	264	0.38	0.015
0.4	101	0.51	0.017
0.6	14	0.67	0.024

Anthony Floyd, Lumina’s President, said, "Relincho is clearly a significant copper deposit in a favourable location for economic development. Historical expenditures of approximately US$18 million have provided a wealth of information which can be utilised in the scoping study. Therefore we look forward with great anticipation to receipt of the study later this month"

Lumina Copper Corp is engaged in acquisition, exploration and development of copper resources in both North and South America

LUMINA COPPER CORP	For further information contact:
David Strang, Vice President Corporate Development
Signed: "Anthony Floyd"	dstrang@luminacopper.com
tel: + 604 662 3903
Anthony Floyd, President	fax: + 604 681 0870

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

LUMINA COPPER CORP.

#1550 - 625 Howe Street

Vancouver, BC   V6C 2T6

Item 2.

Date of Material Change

January 12, 2004

Item 3.

Press Release

News release dated January 12, 2004 was issued in Vancouver, BC, and disseminated through CCN Matthews.

Item 4.

Summary of Material Change

The Issuer has announced the receipt of a Technical Report from AMEC Peru S.A. on its newest copper property acquisition, the Relincho property in central Chile. The Relincho property contains a large cluster of "porphyry copper" hydrothermal centers. One such centre has seen extensive exploration which allowed AMEC to report an independent mineral resource estimate as follows, using a 0.4% Cu cut-off grade: Measured and Indicated Mineral Resources of 184 million tonnes grading 0.59% Cu and 0.024% Mo.  An additional 101 million tonnes at 0.51% Cu and 0.017% Mo is reported as an Inferred Mineral Resource at the same cut-off grade.

Item 5.

Full Description of Material Change

The Issuer announced the receipt of a Technical Report from AMEC Peru S.A. on its newest copper property acquisition, the Relincho property in central Chile. The Relincho property contains a large cluster of "porphyry copper" hydrothermal centers. One such centre has seen extensive exploration which allowed AMEC to report an independent mineral resource estimate as follows, using a 0.4% Cu cut-off grade: Measured and Indicated Mineral Resources of 184 million tonnes grading 0.59% Cu and 0.024% Mo.  An additional 101 million tonnes at 0.51% Cu and 0.017% Mo is reported as an Inferred Mineral Resource at the same cut-off grade. Based on the large known copper resource and on historical work by Outokumpu on the property, Lumina has commissioned AMEC to complete a scoping study into the economics of commercial development of the Relincho deposit.

AMEC prepared the Technical Report and mineral resource estimation on the Relincho Porphyry in conformance with the requirements set out in National Instrument 43-101.  The resource estimates were made from 3-dimensional block models utilizing commercial mine planning software (Gemcom(r)).  As part of this work AMEC also undertook a program of data verification by resampling a portion of the existing core, RC rejects, pulps, and lab rejects. AMEC employees Robert Cinits P.Geo., and Denis Boivin P.Geo., served as the Qualified Persons responsible for the preparation of the Technical Report. The Report summarizes oxide plus sulphide copper resources at different cut-off grades as follows:

Relincho Deposit Mineral Resource Estimate - Kriged Block Model: (as of November 27, 2003) estimated by Denis Boivin, P.Geo

Measured plus Indicated Mineral Resources

Cut-off (% Cu)	Tonnage Millions	Total Cu (%)	Grade Mo (%)
0.2	317	0.47	0.021
0.4	184	0.59	0.024
0.6	74	0.72	0.027

Inferred Mineral Resources

Cut-off	Tonnage Millions	Total Cu(%)	Mo (%)
0.2	264	0.38	0.015
0.4	101	0.51	0.017
0.6	14	0.67	0.024

Item 6.

Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.

Omitted Information

N/A.

Item 8.

Senior Officers

ROBERT PIROOZ

Vice President

Telephone: (604) 687-0333

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 12th day of January, 2004.

LUMINA COPPER CORP.

Per:

"Robert Pirooz"

_______________________________

Robert Pirooz,

Vice President